UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 4, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date September 4, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Marathon Asset Management LLP’s holdings in Metso decreased to 3.45 percent

(Helsinki, Finland, September 4, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Corporation has been informed about a decrease in the holding of Marathon Asset Management LLP of the paid up share capital of the company. On August 25, 2006, Marathon Asset Management LLP had 7,032,235 Metso shares, which corresponds to 4.96 percent of the paid up share capital. Out of this holding, Marathon Asset Management LLP was in possession of 4,885,862 shares to which they had voting rights. This voting authority represents 3.45 percent of the total voting rights in Metso Corporation.

On the basis of their previous announcement, Marathon Asset Management LLP ‘s holding was 5.0 percent of the share capital and voting rights on October 8, 2004.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.